UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October, 2025

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.

(Translation of registrant’s name into English)

26, Chin 3rd Road

Kaohsiung, Taiwan

Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: October 30, 2025	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Third Quarter 2025 Earnings Release 30 October, 2025 ASE Technology Holding

Safe Harbor Notice This presentation contains "forward - looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although these forward - looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward - looking statements, which apply only as of the date of this presentation. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward - looking statements in this presentation. These forward - looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward - looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human - induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2024 Annual Report on Form 20 - F filed on March 27, 2025. 2

Consolidated Statements of Income Quarterly Comparison (Unaudited) 3 (NT$ million) Q3 / 2025 % Q2 / 2025 % Q3 / 2024 % QoQ YoY Net Revenues: ATM 99,393 59.0% 91,648 60.8% 84,545 52.8% 8% 18% EMS 68,405 40.6% 58,374 38.7% 74,871 46.8% 17% -9% Others 771 0.4% 728 0.5% 689 0.4% 6% 12% Total Net Revenues 168,569 100.0% 150,750 100.0% 160,105 100.0% 12% 5% Gross Profit 28,877 17.1% 25,687 17.0% 26,426 16.5% 12% 9% Operating Income (Loss) 13,201 7.8% 10,193 6.8% 11,470 7.2% 30% 15% Pretax Income (Loss) 13,976 8.3% 9,255 6.1% 12,325 7.7% 51% 13% Income Tax Benefit (Expense) (2,615) -1.6% (1,576) -1.0% (2,052) -1.3% Non-controlling Interests (491) -0.3% (158) -0.1% (540) -0.3% Net Income Attributable to Shareholders of the Parent 10,870 6.4% 7,521 5.0% 9,733 6.1% 45% 12% Basic EPS(NT$) 2.50 1.74 2.25 44% 11% Diluted EPS(NT$) 2.41 1.70 2.18 42% 11% Additional Commentary From Management: Gross Profit excl. PPA expenses 29,392 17.4% 26,208 17.4% 27,360 17.1% 12% 7% Operating Income excl. PPA expenses 13,979 8.3% 10,974 7.3% 12,668 7.9% 27% 10% Net income attributable to shareholders of the parent excl. PPA expenses 11,629 6.9% 8,288 5.5% 10,906 6.8% 40% 7% Basic EPS(NT$) excl. PPA expenses 2.68 1.91 2.52 40% 6%

Consolidated Operations (Unaudited) 4 72,862 76,676 84,545 87,208 85,606 91,648 99,393 59,326 62,853 74,871 74,243 61,860 58,374 68,405 15.7% 16.4% 16.5% 16.4% 16.8% 17.0% 17.1% 5.6% 6.4% 7.2% 6.9% 6.5% 6.8% 7.8% 0% 10% 20% 30% 0 30,000 60,000 90,000 120,000 150,000 180,000 Q1/24 Q2/24 Q3/24 Q4/24 Q1/25 Q2/25 Q3/25 NT$ million ATM Revenue EMS Revenue Other Revenue Gross Margin Operating Margin

ATM Statements of Income Quarterly Comparison (Unaudited) 5 (NT$ million) Q3 / 2025 % Q2 / 2025 % Q3 / 2024 % QoQ YoY Net Revenues: Packaging 80,602 80.4% 74,440 80.4% 70,290 81.9% 8% 15% Testing 18,420 18.3% 16,612 18.0% 14,124 16.5% 11% 30% Direct Material 1,190 1.2% 1,431 1.5% 1,295 1.5% -17% -8% Others 77 0.1% 82 0.1% 81 0.1% -6% -5% Total Net Revenues 100,289 100.0% 92,565 100.0% 85,790 100.0% 8% 17% Gross Profit 22,697 22.6% 20,248 21.9% 19,795 23.1% 12% 15% Operating Income (Loss) 10,862 10.8% 8,817 9.5% 9,219 10.7% 23% 18% Additional Commentary From Management: Gross Profit excl. PPA expenses 23,187 23.1% 20,751 22.4% 20,689 24.1% 12% 12% Operating Income excl. PPA expenses 11,602 11.6% 9,569 10.3% 10,363 12.1% 21% 12%

ATM Operations (Unaudited) 6 15,557 17,201 19,795 20,609 19,611 20,248 22,697 73,908 77,813 85,790 88,363 86,668 92,565 100,289 21.0% 22.1% 23.1% 23.3% 22.6% 21.9% 22.6% 0% 10% 20% 30% 40% 0 20,000 40,000 60,000 80,000 100,000 120,000 Q1/24 Q2/24 Q3/24 Q4/24 Q1/25 Q2/25 Q3/25 NT$ million Gross Profit Gross Margin Revenue

ATM Revenues by Application (Unaudited) 7 52% 49% 50% 53% 48% 46% 45% 18% 19% 18% 17% 22% 24% 25% 30% 32% 32% 30% 30% 30% 30% 0% 20% 40% 60% 80% 100% Q1/24 Q2/24 Q3/24 Q4/24 Q1/25 Q2/25 Q3/25 Communication Computing Automotive, Consumer & Others

ATM Revenues by Type (Unaudited) 8 43% 44% 45% 47% 46% 47% 48% 30% 31% 29% 27% 28% 28% 26% 9% 7% 8% 7% 6% 5% 6% 16% 16% 16% 18% 18% 18% 18% 2% 2% 2% 1% 2% 2% 2% 0% 20% 40% 60% 80% 100% Q1/24 Q2/24 Q3/24 Q4/24 Q1/25 Q2/25 Q3/25 Material Testing Others Wirebonding Bump/FC/WLP /SiP

EMS Operations Quarterly Comparison & Revenues by Application (unaudited) (NT$ million) Q3 / 2025 % Q2 / 2025 % Q3 / 2024 % QoQ YoY EMS Net Revenues 69,022 100.0% 58,770 100.0% 75,384 100.0% 17% -8% Gross Profit 6,379 9.2% 5,549 9.4% 6,757 9.0% 15% -6% Operating Income (Loss) 2,541 3.7% 1,513 2.6% 2,453 3.3% 68% 4% 9 34% 33% 34% 37% 33% 33% 30% 12% 11% 9% 9% 10% 10% 9% 27% 29% 36% 33% 33% 32% 40% 12% 13% 11% 11% 12% 14% 12% 12% 11% 9% 8% 10% 9% 7% 3% 3% 1% 2% 2% 2% 2% 0% 20% 40% 60% 80% 100% Q1/24 Q2/24 Q3/24 Q4/24 Q1/25 Q2/25 Q3/25 Communication Computing Consumer Industrial Automotive Others

Key Balance Sheet Items & Indices (Unaudited) 10 *: EBITDA stands for net income or loss before interest, taxes, depreciation, amortization, impairment and investment gain or lo ss as well as other items. (NT$ million) Sept. 30, 2025 Jun. 30, 2025 Cash and cash equivalent $75,142 $72,785 Financial assets - current 8,270 4,118 Financial assets - non current & investments - equity method 41,678 38,409 Property, plant & equipment 397,195 364,849 Total assets 842,644 765,175 Short-term loans & short-term bills payable 59,976 40,369 Current portion of bonds payable 3,499 8,499 Current portion of long-term loans 4,338 4,431 Bonds payable 17,370 16,668 Long-term loans & long-term bills payable 201,577 162,326 Total interest bearing debts 295,682 240,132 Total liabilities 503,091 450,240 Total equity (Including non-controlling interest) 339,553 314,935 Quarterly EBITDA* 32,613 27,426 Current ratio 1.13 1.02 Net debt to equity ratio 0.63 0.52

Equipment Capital Expenditures vs. EBITDA (Unaudited) 11 228 406 603 640 892 992 779 765 811 888 895 843 879 1,095 0 200 400 600 800 1,000 1,200 Q1/24 Q2/24 Q3/24 Q4/24 Q1/25 Q2/25 Q3/25 US$ million Capex EBITDA

Fourth Quarter 2025 Outlook (1/2) Based on our current business outlook and exchange rate assumptions of 1 US dollar to 30 .4 NT dollars (versus 29.7 in 3 rd quarter 2025) , management projects overall performance for the fourth quarter of 2025 to be as follows:  Consolidated • In NT dollar terms, our consolidated 4th quarter revenue should grow by 1 to 2 percent quarter over quarter; • Our consolidated 4th quarter gross margin should increase by 70 to 100 basis points quarter over quarter; • Our consolidated 4th quarter operating margin should increase by 70 to 100 basis points quarter over quarter. 12

Fourth Quarter 2025 Outlook (2/2)  ATM • In NT dollar terms, our ATM 4th quarter revenue should grow by 3 to 5 percent quarter over quarter; • Our ATM 4th quarter gross margin should increase by 100 to 150 basis points quarter over quarter.  EMS • In NT dollar terms, our EMS 4th quarter revenue should stay flat or decline slightly quarter over quarter; • Our EMS 4th quarter operating margin should be similar to 4th quarter 2024 levels. 13 Based on our current business outlook and exchange rate assumptions of 1 US dollar to 30 .4 NT dollars (versus 29.7 in 3 rd quarter 2025) , management projects overall performance for the fourth quarter of 2025 to be as follows:

Thank you

Appendix 1

Consolidated Statements of Comprehensive Income

(Unaudited)

(NT$ thousand)	Q1/ 2025[1&2]	Q2/ 2025[1&2]	Q3/ 2025[1&2]
Revenues	148,153,262	150,750,323	168,568,888
COGS	123,260,526	125,062,803	139,692,147
PPA under COGS	557,027	520,681	515,185
Gross profit	24,892,736	25,687,520	28,876,741
Gross profit excl. PPA	25,449,763	26,208,201	29,391,926
OPEX	15,221,435	15,494,438	15,676,044
PPA under OPEX	262,652	260,038	262,807
Operating income	9,671,301	10,193,082	13,200,697
Operating income excl. PPA	10,490,980	10,973,801	13,978,689
Non Op gain/(loss)	138,628	(938,600)	775,540
PPA under Non Op gain/ (loss)	61	959	155
Non Op gain/ (loss) excl. PPA	138,689	(937,641)	775,695
Pretax income	9,809,929	9,254,483	13,976,238
PPA under Pretax income	819,740	781,678	778,147
Pretax income excl. PPA	10,629,669	10,036,161	14,754,385
Tax expenses	2,021,624	1,575,805	2,615,170
PPA under Tax expense	(12,964)	(9,337)	(10,837)
Tax expense excl. PPA	2,034,588	1,585,142	2,626,007
Non-controlling interests	234,472	157,593	491,305
PPA under Non-controlling interests	8,408	5,811	8,129
Non-controlling interests excl. PPA	242,880	163,404	499,434
Net income attributable to shareholders of the parent	7,553,833	7,521,085	10,869,763
PPA expenses under Net income attributable to shareholders of the parent	798,368	766,530	759,181
Net income attributable to shareholders of the parent excl. PPA	8,352,201	8,287,615	11,628,944
Total PPA expenses	806,776	772,341	767,310
Basic EPS (NT$)	1.75	1.74	2.50
Basic EPS (NT$) excl. PPA	1.93	1.91	2.68
Diluted EPS (NT$)	1.64	1.70	2.41
Diluted EPS (NT$) excl. PPA	1.82	1.88	2.58

[1]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL and ASE/Infineon transaction, which resulted in increased asset values from purchase price premiums in inventory, PP&E, intangibles, right-of-use assets, other assets, and deferred tax liability. The PPA expenses excluded are related to depreciation, amortization, other expenses, and income tax benefit $0.77bn in 1Q25, $0.75bn in 2Q25, and $0.74bn in 3Q25.

[2]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the USI/Asteelflash and USI/Hirschmann transaction, which resulted in increased asset and liability values from purchase price premiums in inventory, PP&E, intangibles, right-of-use assets and deferred tax liability. The PPA expenses excluded are related to depreciation, amortization, other expenses and income tax benefit $0.04bn in 1Q25, $0.02bn in 2Q25, and $0.03bn in 3Q25.

15